  Exhibit 99.2

“The terms in this note match the ones in the document sent by telecopy.”

BUENOS AIRES, May 13, 2019

Note: CPSA-GG-N-0164/13-AL

Attention,
Buenos Aires Stock Exchange

Re.: Information required under Section 63, Regulations of the Buenos Aires Stock Exchange

Dear Sir/Madam,

We contact you in compliance with the referred section in order to inform that the financial statements and other required documentation for the period ended on March 31, 2019 have been approved at a Board of Directors Meeting of Central Puerto S.A. on May 13, 2019. In addition, the auditor’s report and the Statutory Audit Committee report have been noted at such meeting.

In that regard, we inform as follows:

1.
Result of the three-month period ended on March 31, 2019:

ARS 000
Result of the period
Attributable to the company’s shareholders	1,260,053
Attributable to non-controlling interest	(30,078)
Total result of the period - Profit	1,299,975

2.
Other results from the three-month period ended on March 31, 2019:

ARS 000
Other results of the period
Attributable to the company’s shareholders	-
Attributable to non-controlling interest	-
Total result of the period – Loss	-

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.
Total results of the three-month period ended on March 31, 2019:

ARS 000
Total net result of the period
attributable to the company’s shareholders	1,260,053
attributable to non-controlling interest	(30,078)
Total net result of the period - Profit	1,299,975

4.
Shareholder’s equity as of March 31, 2019, detailed by item:

ARS 000
Corporate capital – Nominal Value	1,514,022
Capital adjustment	12,968,145
Legal reserve	428,549
Optional reserve	4,925,261
Non-attributed results	16,478,547
Fiscal year result	1,229,975
Non-controlling interest	541,833
Total	38,086,332

Attributable to the company’s shareholders	37,544,499
Attributable to non-controlling interest	541,833

5.
Majority Shareholding

As a result of the merger carried out between Central Puerto S.A., as the acquiring company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”), and Sociedad Argentina de Energía S.A. (“SADESA”), as the acquired companies, and as a result of the relevant shares exchange gone through by the acquired companies, no shareholder of Central Puerto S.A. is a controlling shareholder.

Finally, it must be noted that the corporate capital is under public offer and its shares are traded in the Buenos Aires Stock Exchange (“BCBA”) and in the New York Stock Exchange (“NYSE”). For that reason, there may be changes in shareholding of which the Company is not aware.
Yours faithfully,

Leonardo Marinaro
Head of Securities Market Relations
 CENTRAL PUERTO S.A.